UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K                                           ☐ Form 20-F                                           ☐ Form 11-K                                           ☒ Form 10-Q
☐ Form 10-D                                           ☐ Form N-SAR                                      ☐ Form N-CSR

     For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K                                                                          ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                           ☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Keyuan Petrochemicals, Inc.
Former name if applicable
Address of principal executive office	Qingshi Industrial Park, Ningbo Economic & Technological Development Zone

City, state and zip code	Ningbo, Zhejiang Province, P.R. China 315803

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On May 15, 2013, the Registrant filed its Form 12b-25 for the delayed filing of its Form 10-Q for the quarter ended March 31, 2013 with the Securities and Exchange Commission.  The Registrant is currently in the process of completing its quarterly consolidated financial statements for the quarter ended March 31, 2013. Therefore, as the date of this filing, the Registrant is not able to complete the process of compiling and disseminating the information required to be included in its Form 10-Q interim report for the three months ended June 30, 2013, as well as the required review of the Registrant’s financial information, by August 14, 2013, without incurring undue hardship and expense. The Registrant will require additional time to complete and file its Form 10-Q for the quarter ended June 30, 2013 and plan to file the Form 10-Q as soon as reasonably practicable.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chunfeng Tao	(011-86-574)	8623-2955
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☐  Yes     ☒ No

As of the date of this filing, the Registrant has not yet filed its quarterly report on Form 10-Q for the quarter ended March 31, 2013.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☐Yes     ☐    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III relating to the delay in the preparation of the financial statements of the Company for the quarter ended June 30, 2013, at this time the Company is unable to prepare a reasonable estimate of results of operations for the quarter ended June 30, 2013. Further, the Company is unable to project whether any significant changes in results of operations from the corresponding quarter ended June 30, 2012 will be reflected by the earnings statements to be included in the Form 10-Q for the quarter ended June 30, 2013.

Keyuan Petrochemicals, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date: August 15, 2013	By:	/s/ Chunfeng Tao
Chunfeng Tao
Chief Executive Officer